T E R Y L R E S O U R C E S C O R P.
NEWS RELEASE
TERYL RESOURCES, CORP. (the "Company")

03/00
TRC.V - Trading Symbol

DRILLING PROGRESS REPORT ON THE GIL CLAIMS JOINT VENTURE IN ALASKA

                                   For Immediate Release: April 18, 2000 - Vancouver, BC - Teryl Resources Corp. (TRC.V) and its U.S. subsidiary Teryl, Inc. wishes to announce that it has received assay results on this years first phase drilling and exploration program on the Gil Claims joint venture from our joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC). This years initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT			129	50' - 65'	15' of .067
HOLE #	INTERVAL	AU (opt)	130	115' - 130'	15' of .124
			130	260' - 275'	15' of .176
116	440' - 520'	80' of .036	130	360' - 385'	25' of .02
117	270' - 290'	20' of .05	130	440' - 545'	105' of .04
117	310' - 350'	40' of .05
118	200' - 250'	50' of .04
119	130' - 140'	10' of .04
119	385' - 395'	10' of .06
121	355' - 390'	35' of .033
126	185' - 200'	15' of .026
127	10' - 40'	30' of .017
128	70' - 80'	10' of .034

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
(604) 278-5996	Fax (604) 278-3409

MAIN GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
133 133	115' - 145' 165' - 200'	30' of .033 35' of .133
137	10' - 130'	120'' of .045
138 138 138	55' - 105' 200' - 245' 280' - 300'	50' of .065 45' of .086 20' of .04
139 139	15' - 80' 190' - 255'	65' of .12 65' of .03
149	55' - 90'	35' of .04

NORTH GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
122	240' - 260'	20' of .15
123 123 123	70' - 85' 105' - 130' 170' - 185'	15' of .015 25' of .038 15' of .33
124 124	195' - 220' 360' - 375'	25' of .046 15' of .04
146 146 146 146	30' - 60' 95' - 145' 170' - 185' 205' - 225'	30' of .09 50' of .035 15' of .035 20' of .054
147 147	45' - 85' 340' - 400'	40' of .24 60' of .03

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
(604) 278-5996	Fax (604) 278-3409

SLIPPERY CREEK
HOLE #	INTERVAL	AU (opt)
131	110' - 125'	15' of .027

The drilling program will continue as long as the weather permits and will begin after break -up this summer.

The Gil claims is adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation.

Teryl owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The Vancouver Stock Exchange has neither approved nor disapproved of the information contained herein.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
(604) 278-5996	Fax (604) 278-3409